COMMENTS RECEIVED ON JUNE 9, 2015

FROM EDWARD BARTZ

FIDELITY ABERDEEN STREET TRUST (File Nos. 033-43529 and 811-06440)

Fidelity Freedom Index Income Fund, Fidelity Freedom Index 2005 Fund, Fidelity Freedom Index 2010 Fund,
Fidelity Freedom Index 2015 Fund, Fidelity Freedom Index 2020 Fund, Fidelity Freedom Index 2025 Fund, Fidelity Freedom Index 2030 Fund, Fidelity Freedom Index 2035 Fund, Fidelity Freedom Index 2040 Fund, Fidelity
Freedom Index 2045 Fund, Fidelity Freedom Index 2050 Fund, Fidelity Freedom Index 2055 Fund,
Fidelity Freedom 2060 Fund

POST-EFFECTIVE AMENDMENT NO. 69

1. All funds

"Fund Summary" (prospectus)

"Fee Table"

Example from Fidelity Freedom Index Income Fund:

Annual operating expenses
(expenses that you pay each year as a % of the value of your investment)

Management fee	None
Distribution and/or Service (12b-1) fees	None
Other expensesA	0.05%
Acquired fund fees and expensesA	0.09%
Total annual operating expenses	0.14%
Fee waiver and/or expense reimbursementB	0.04%
Total annual operating expenses after fee waiver and/or expense reimbursement	0.10%

A Based on estimated amounts for the current fiscal year.

B Fidelity Management & Research Company (FMR) has contractually agreed to reimburse Class W of the fund to the extent that total operating expenses (including acquired fund fees and expenses, but excluding interest, certain taxes, certain securities lending costs, brokerage commissions, and extraordinary expenses, if any, incurred by the fund or an acquired fund in which the fund invests) exceed 0.10% of its average net assets. This arrangement will remain in effect through May 31, 2018. FMR may not terminate this arrangement before the expiration date without the approval of the Board of Trustees.

C: The Staff requests that footnote A be removed from "Other expenses" as it is only applicable to new funds.

R: Although each fund is not a "New Fund" as defined in Instruction 6 of Item 3 of Form N-1A, the "Other expenses" line item of the fee table includes certain expenses that are expected to be incurred in a different amount by Class W as compared to other classes of each fund. Therefore, we believe it is appropriate to note that these expenses are based on estimated amounts for the current fiscal year because the class has not begun incurring these expenses.

2. All funds

"Fund Summary" (prospectus)

"Fee Table"

B Fidelity Management & Research Company (FMR) has contractually agreed to reimburse Class W of the fund to the extent that total operating expenses (including acquired fund fees and expenses, but excluding interest, certain taxes, certain securities lending costs, brokerage commissions, and extraordinary expenses, if any, incurred by the fund or an acquired fund in which the fund invests) exceed 0.10% of its average net assets. This arrangement will remain in effect through May 31, 2018. FMR may not terminate this arrangement before the expiration date without the approval of the Board of Trustees.

Fidelity Aberdeen Street Trust (File Nos. 033-43529 and 811-06440), Post-Effective Amendment No. 69

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C: The Staff requests confirmation that the agreement will be filed as an exhibit to the registration statement.

R: As disclosed, this expense reimbursement arrangement will remain in effect for at least a year from the effective date of the prospectus, but there is no agreement to be filed under Item 28(h). Instead, this particular arrangement is an undertaking made by FMR pursuant to which it is bound in accordance with the disclosure to reimburse certain expenses through the stated date (as compared with a voluntary arrangement, which could be discontinued by FMR at any time).

3. All funds

"Fund Summary" (prospectus)

"Portfolio Turnover"

"The fund will not incur transaction costs, such as commissions, when it buys and sells shares of underlying Fidelity funds (or "turns over" its portfolio), but it could incur transaction costs if it were to buy and sell other types of securities directly. If the fund were to buy and sell other types of securities directly, a higher portfolio turnover rate could indicate higher transaction costs and could result in higher taxes when fund shares are held in a taxable account. Such costs, if incurred, would not be reflected in annual operating expenses or in the example and would affect the fund's performance."

C: The Staff requests we disclose that underlying funds will incur transaction costs.

R: We believe the disclosure included in the prospectus is consistent with Item 3 of Form N-1A, which requires that we disclose the relationship between a fund's transaction costs and a fund's portfolio turnover rate. The transaction costs of the underlying funds the funds may invest in have no bearing on a fund's portfolio turnover rate. Accordingly, we have not revised our portfolio turnover disclosure.

4. All funds

"Fund Summary" (prospectus)

"Principal Investment Strategies"

C: The Staff requests that we disclose the maturity policy and credit quality for each fund's bond fund investments.

R: The funds do not have a principal investment strategy of investing in funds that invest in companies with securities of a specific average credit quality or securities of a company with a particular maturity. Accordingly, we have not modified disclosure.

5. All funds

"Fund Summary" (prospectus)

"Principal Investment Strategies"

C: The Staff requests that we disclose the market capitalization policy for each fund's equity fund investments.

R: The funds do not have a principal investment strategy of investing in funds that invest in securities of companies with a particular market capitalization. Accordingly, we have not modified disclosure.

Fidelity Aberdeen Street Trust (File Nos. 033-43529 and 811-06440), Post-Effective Amendment No. 69

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6. All funds

"Fund Summary" (prospectus)

"Principal Investment Risks"

C: The Staff requests that we add corresponding strategies for emerging markets (Foreign Exposure Risk) and derivatives (Subsidiary Risk).

R: Each fund's principal investment strategy is to invest in underlying funds according to a disclosed asset allocation strategy. Each fund's principal investment risks disclosure corresponds to each fund's exposure to specific underlying funds as of a certain date. Because the funds do not have a principal investment strategy to invest directly in emerging markets stocks or derivatives, but rather invest in underlying funds that may have exposure to such securities, instruments or strategies, we respectfully decline to include this disclosure in the principal investment strategies section and will continue to reflect the appropriate risk disclosure according to each fund's exposure to such instruments through underlying funds.

7. All funds

"Fund Summary" (prospectus)

"Principal Investment Risks"

"Subsidiary Risk. Investment in an unregistered subsidiary is not subject to the investor protections of the Investment Company Act of 1940 (1940 Act) and is subject to the risks associated with investing in derivatives and commodity-linked investing in general. Changes in tax and other laws could negatively affect investments in the subsidiary."

C: The Staff would like us to disclose in the "Principal Investment Strategies" section that the funds invest in a subsidiary organized under the laws of the Cayman Islands.

R: The funds do not have a principal investment strategy of investing in subsidiaries organized under the laws of the Cayman Islands. Each fund's principal investment strategy is to invest in underlying funds according to a disclosed asset allocation strategy. We have included "Subsidiary Risk" to the extent that an underlying fund invests in Cayman subsidiaries, which would expose the funds to subsidiary risk. Accordingly, we have not modified disclosure.

8. All funds

"Fund Summary" (prospectus)

"Portfolio Manager(s)"

C: The Staff requests confirmation that all of the portfolio managers are jointly and primarily responsible for the day to day operations of each fund.

R: We believe this disclosure appropriately identifies each portfolio manager as required by Form N-1A, Item 5(a), Instruction 2.

Fidelity Aberdeen Street Trust (File Nos. 033-43529 and 811-06440), Post-Effective Amendment No. 69

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9. All funds

"Fund Summary" (prospectus)

"Purchase and Sale of Shares"

"The price to buy one share is its net asset value per share (NAV). Shares will be bought at the NAV next calculated after an order is received in proper form."

C: The Staff requests that we remove any information that does not conform with Items 6(a) and 6(b).

R: We believe the disclosure at issue is consistent with the purchase and sale information required by Item 6(a) and 6(b). Accordingly, we have not modified disclosure.

10. All funds (except Fidelity Freedom Index Income Fund)

"Fund Summary" (prospectus)

"Principal Investment Strategies"

Investment Objective:

"The fund seeks high total return until its target retirement date. Thereafter the fund's objective will be to seek high current income and, as a secondary objective, capital appreciation."

Principal Investment Strategies:

"Strategic Advisers, Inc. (Strategic Advisers) may continue to seek high total return for several years beyond the fund's target retirement date in an effort to achieve the fund's overall investment objective."

C: The Staff believes that the first bullet in the "Principal Investment Strategies" section contradicts each fund's investment objective and requests that we revise one of the statements so they match.

R: We believe the first bullet in the "Principal Investment Strategies" section is consistent with each fund's objective of seeking capital appreciation beyond each fund's target retirement date. Accordingly, we have not modified disclosure.

11. All funds

"Fund Summary" and "Investment Details"(prospectus)

"Principal Investment Risks"

"Inflation-Protected Debt Exposure. Inflation-protected debt securities tend to react to changes in real interest rates. Real interest rates represent nominal (stated) interest rates reduced by the expected impact of inflation. In general, the price of an inflation-protected debt security can fall when real interest rates rise, and can rise when real interest rates fall. Interest payments on inflation-protected debt securities can be unpredictable and will vary as the principal and/or interest is adjusted for inflation."

C: The Staff requests that we add a corresponding inflation-protected debt exposure risk to the "Fund Summary" section.

R: We believe that the risks disclosed under the "Principal Investment Risks" sub-heading in each "Fund Summary" section appropriately summarize the principal investment risks for each fund based on the fund's allocation to underlying funds as of March 31, 2015. Accordingly, we have not modified disclosure.

Fidelity Aberdeen Street Trust (File Nos. 033-43529 and 811-06440), Post-Effective Amendment No. 69

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12. All funds

"Investment Policies and Limitations" (SAI)

C: The Staff requests that we disclose later in the registration statement that if a fund is a protection seller under a credit default swap, it will segregate assets equal to the full notional amount of the swap agreement. In addition, the Staff requests that we disclose that when the fund is a protection buyer in a default credit swap, it will segregate assets equal to the total amount of required premium payments plus prepayment penalties.

R: We confirm that, if a fund holds any credit default swaps in its portfolio, it would expect at this time to segregate assets equal to the full notional amount of each transaction. In addition, we confirm that, if the fund is a protection buyer in a credit default swap, it would expect at this time to segregate assets at least equal to the total amount of required premium payments, plus any prepayment penalties. We are aware that the SEC has been analyzing the segregation requirements for mutual funds using derivatives and that rulemaking on the subject may be forthcoming. In the absence of staff guidance or rulemaking on the subject, we do not believe it is prudent to include our internal segregation policies in our disclosure. Accordingly, we respectfully decline to modify the disclosure as suggested.

13. All funds

"Trustees and Officers" (SAI)

"Experience, Skills, Attributes, and Qualifications of the Funds' Trustees. The Governance and Nominating Committee has adopted a statement of policy that describes the experience, qualifications, attributes, and skills that are necessary and desirable for potential Independent Trustee candidates (Statement of Policy). The Board believes that each Trustee satisfied at the time he or she was initially elected or appointed a Trustee, and continues to satisfy, the standards contemplated by the Statement of Policy. The Governance and Nominating Committee also engages professional search firms to help identify potential Independent Trustee candidates who have the experience, qualifications, attributes, and skills consistent with the Statement of Policy. From time to time, additional criteria based on the composition and skills of the current Independent Trustees, as well as experience or skills that may be appropriate in light of future changes to board composition, business conditions, and regulatory or other developments, have also been considered by the professional search firms and the Governance and Nominating Committee. In addition, the Board takes into account the Trustees' commitment and participation in Board and committee meetings, as well as their leadership of standing and ad hoc committees throughout their tenure.

In determining that a particular Trustee was and continues to be qualified to serve as a Trustee, the Board has considered a variety of criteria, none of which, in isolation, was controlling. The Board believes that, collectively, the Trustees have balanced and diverse experience, qualifications, attributes, and skills, which allow the Board to operate effectively in governing each fund and protecting the interests of shareholders. Information about the specific experience, skills, attributes, and qualifications of each Trustee, which in each case led to the Board's conclusion that the Trustee should serve (or continue to serve) as a trustee of the funds, is provided below."

C: The Staff asserts that the current disclosure in the "Trustees and Officers" section does not adequately describe the reasoning behind each Trustee's appointment to the Board. The Staff also requests that additional information be added describing why a particular Trustee's skills or background are conducive to their position on the Board.

R: We continue to be of the view that, as required by Item 17(b)(10), the current disclosure in the "Trustees and Officers" section includes a brief discussion of the experience, qualifications, attributes, or skills that led to the conclusion that each Trustee should serve as a Trustee for the funds. In addition to the disclosure cited by the Staff, we call the Staff's attention to the disclosure under "Standing Committees of the Fund's Trustees" that describes certain minimum qualifications for Independent Trustees, and to each Trustee's biographical information, which includes each Trustee's principal occupation during the last five years and other information relating to the experience, attributes, and skills relevant to each Trustee's qualifications to serve as a Trustee, and which led to the conclusion that each Trustee should serve as a Trustee for the funds.

Fidelity Aberdeen Street Trust (File Nos. 033-43529 and 811-06440), Post-Effective Amendment No. 69

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14. All funds

Tandy Representations (prospectus and SAI)

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.